UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2) *
LAKES ENTERTAINMENT, INC.

(Name of Issuer)
Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
51206P109

(CUSIP Number)
Alex R. Lieblong
Key Colony Management, LLC
10825 Financial Centre Parkway, Suite 100,
Little Rock, AR 72211
with a copy to:
W. Scott Wallace
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202-3789
(214) 651-5587

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 28, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	51206P109

1	NAMES OF REPORTING PERSONS Key Colony Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,765,136

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,765,136

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,765,136

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	51206P109

1	NAMES OF REPORTING PERSONS Key Colony Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		1,765,136

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,765,136

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,765,136

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO/HC

CUSIP No.	51206P109

1	NAMES OF REPORTING PERSONS Alex R. Lieblong

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,765,136

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,765,136

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,765,136

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC

CUSIP No.	51206P109

1	NAMES OF REPORTING PERSONS Michael J. Grondahl

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

     This Amendment No. 2 to Schedule 13D is jointly filed by and on behalf of each reporting person to amend the Schedule 13D relating to the common stock of the issuer filed December 17, 2007 by such person with the Commission. This Amendment No. 2 to Schedule 13D is filed to disclose an increase in the percentage of the common stock that may be deemed to be beneficially owned by certain of the reporting persons. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended and restated in its entirety as follows:
     The source of funds used for the purchases of the 1,765,136 shares of Common Stock held by Key Colony Fund, L.P. was the available working capital funds of Key Colony Fund, L.P. The aggregate funds used by Key Colony Fund, L.P. to make these purchases was $13,672,759.08, including commissions.
     The source of funds used for the purchase of the 1,000 shares of Common Stock held by Mr. Grondahl was personal funds of Mr. Grondahl. The aggregate funds used by Mr. Grondahl to make these purchases was $9,444.50, including commissions.
Item 5. Interest in Securities of the Issuer.
     Item 5(a) is amended and restated in its entirety as follows:
     (a) Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.
     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto. The Reporting Persons (other than Mr. Grondahl) collectively own an aggregate of 1,765,136 shares of Common Stock. All shares of Common Stock reported on this Schedule 13D were purchased by Key Colony Fund, L.P. (other than 1,000 shares purchased by Mr. Grondahl).
     Item 5(c) is amended as follows:
     (c) Transactions by the Reporting Persons in shares of Common Stock of the Issuer in the last sixty days or since the most recent filing of Schedule 13D, whichever is less, consist of the following transactions effected by Key Colony Fund, L.P.:

Transaction	Shares	Shares	Price		Description
Date	Acquired	Disposed	Per Share		of Transaction
February 28, 2008	3,000	0	5.9500	[1]	Open market purchase
March 7, 2008	6,505	0	5.4035	[1]	Open market purchase
March 10, 2008	6,107	0	5.0126	[1]	Open market purchase
March 11, 2008	33,075	0	4.0272	[1]	Open market purchase
March 12, 2008	1,350	0	3.9996	[1]	Open market purchase
March 13, 2008	13,198	0	4.5985	[1]	Open market purchase
March 14, 2008	900	0	4.600	[1]	Open market purchase
March 20, 2008	4,500	0	4.7931	[1]	Open market purchase

Transaction	Shares	Shares	Price		Description
Date	Acquired	Disposed	Per Share		of Transaction
March 24, 2008	3,000	0	4.7871	[1]	Open market purchase
March 31, 2008	13,000	0	4.4477	[2]	Open market purchase
April 1, 2008	13,000	0	4.5908	[2]	Open market purchase
April 2, 2008	30,000	0	4.7827	[2]	Open market purchase
April 8, 2008	4,566	0	4.6029	[2]	Open market purchase
April 9, 2008	5,093	0	4.5166	[2]	Open market purchase
April 10, 2008	5,738	0	4.3932	[2]	Open market purchase
April 11, 2008	6,000	0	4.3350	[2]	Open market purchase
April 14, 2008	3,000	0	3.9583	[2]	Open market purchase
April 18, 2008	10,138	0	4.5094	[2]	Open market purchase
April 28, 2008	6,000	0	4.7731	[2]	Open market purchase

1.	Excluding commissions of $0.0300 per share.

2.	Excluding commissions of $0.0200 per share.
Item 7. Material to be Filed as Exhibits.
     The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.1 to the Schedule 13D relating to the common stock of the issuer filed December 17, 2007 by the reporting person with the Commission)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2008	KEY COLONY FUND, L.P.

	By:	Key Colony Management, LLC
	Title:	General Partner

	By:	/s/Alex R. Lieblong

	Name:	Alex R. Lieblong
	Title:	Managing Member

KEY COLONY MANAGEMENT, LLC

	By:	/s/Alex R. Lieblong

	Name:	Alex R. Lieblong
	Title:	Managing Member

ALEX R. LIEBLONG

	By:	/s/Alex R. Lieblong

	Name:	Alex R. Lieblong

MICHAEL J. GRONDAHL

	By:	/s/ Michael J. Grondahl

	Name:	Michael J. Grondahl

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.1 to the Schedule 13D relating to the common stock of the issuer filed December 17, 2007 by the reporting person with the Commission)